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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

RECEIVED MAY 05 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 179

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

SCANA CORPORATION
Exact name of registrant as specified in charter

0000754737
Registrant CIK Number

FORM U-5-S For 12-31-04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

030-00316
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED MAY 12 2005 THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, 29201.

SCANA CORPORATON
(Registrant)

By: [signature]
James E. Swan, IV, Controller
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on

____________________, 2004, that the information set forth in this statement is true and complete.

By: ______________________________________
(Name)

____
(Title)

B-59 Articles of Amendment of Public Service Company of North Carolina, Incorporated (formerly New Sub II, Inc.) dated February 9, 2000 (Filed as Exhibit 3.02 to Registration Statement 333-45206 and incorporated by reference herein)

B-60 Articles of Correction of Public Service Company of North Carolina, Incorporated (formerly New Sub II, Inc.) dated February 11, 2000 (Filed as Exhibit 3.03 to Registration Statement 333-45206 and incorporated by reference herein)

B-61 Articles of Merger of Share Exchange of Public Service Company of North Carolina, Incorporated (formerly New Sub II) dated February 10, 2000 (Filed under separate cover of Form SE as Exhibit B-86 to Form U-5-S for the year ended December 31, 2003 and incorporated by reference herein)

B-62 By-Laws of PSNC Energy as revised and amended on February 22, 2001 (Filed as Exhibit 3.01 to Registration Statement No. 333-68516 and incorporated by reference herein)

B-63 Amended and Restated By-Laws of Clean Energy Enterprises, Inc. (formerly Tar Heel Energy Corporation) as amended and restated as of February 22, 2001 (Filed under cover of Form SE as Exhibit B-88 to Form U-5-S for the year ended December 31, 2003 and incorporated by reference herein)

B-64 Articles of Incorporation of PSNC Blue Ridge Corporation, dated August 31, 1992 (Filed under cover of Form SE as Exhibit B-67 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-65 Amended and Restated By-Laws of PSNC Blue Ridge Corporation as of February 22, 2001 (Filed under cover of Form SE as Exhibit B-90 to Form U-5-S for the year ended December 31, 2003 and incorporated by reference herein)

B-66 Articles of Organization of Pine Needle LNG Company, LLC, dated July 28, 1995 (Filed under cover of Form SE as Exhibit B-77 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-67 Articles of Incorporation of PSNC Cardinal Pipeline Company, dated December 1, 1995 (Filed under cover of Form SE as Exhibit B-62 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-68 Amended and Restated By-Laws of PSNC Cardinal Pipeline Company as of February 22, 2001 (Filed under cover of Form SE as Exhibit B-93 to Form U-5-S for the year ended December 31, 2003 and incorporated by reference herein)

B-69 Articles of Organization of Cardinal Pipeline Company LLC (formerly Cardinal Extension Company, LLC), dated December 6, 1995 (Filed under cover of Form SE as Exhibit B-78 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-70 Articles of Incorporation of SCG Pipeline, Inc., dated April 10, 2001 (Filed under cover of Form SE as Exhibit B-85 to Form U5S for the year ended December 31, 2001 and incorporated by reference herein)

B-71 By-Laws of SCG Pipeline, Inc., as adopted on May 3, 2001 (Filed as Exhibit B-85 to Form U5S for the year ended December 31, 2002 and incorporated by reference herein)

B-72 By-Laws of SCANA Corporate Security Services, Inc., as adopted on March 19, 2004 (Filed herewith)

B-73 Articles of Incorporation of Clean Energy Enterprises, Inc. (Filed under cover of Form SE as Exhibit B-73)

The Articles of Incorporation or other fundamental document of organization and/or the By-laws or rules and regulations corresponding thereto of the following companies are currently unavailable to SCANA Corporation as a non-majority shareholder: Pine Needle LNG Company, LLC and Cardinal Pipeline Company, LLC.

ARTICLES OF INCORPORATION
OF
TAR HEEL ENERGY CORPORATION

The undersigned, being a natural person above the age of twenty-one years, for the purpose of forming a business corporation under the laws of the State of North Carolina, as contained in Chapter 55 of the General Statutes of North Carolina, entitled "Business Corporation Act", does hereby make and execute these Articles of Incorporation, and to that end does hereby set forth:

I.

The name of the corporation is TAR HEEL ENERGY CORPORATION.

II.

The period of duration of the corporation shall be perpetual.

III.

The purposes for which the corporation is organised are:

(a) To acquire by purchase, lease, or otherwise, to own, hold, and maintain, and to mortgage, pledge, lease, sell or otherwise dispose of, oil and gas lands, leases, royalties, and permits, lands and real estate of all kinds and the oil, gas and mineral rights and interests in lands; to produce therefrom oil, gas and other volatile or mineral substances; to develop, operate, dispose of or in any way use the leases, royalties, permits, lands, and the oil, gas and mineral rights and interests therein; to develop such lands, leases, rights and interests by, and to enter into, acquire, carry out and execute contracts for, drilling wells and installation of plants, machinery and appliances, and to dispose of the products therefrom either as a raw product or otherwise; to refine and reduce the products therefrom and to prepare the products for market, and to manufacture from the products any and all marketable commodities; to construct, erect, build and lay, to purchase, lease or otherwise acquire, to own, manage, maintain, operate, and use, to sell, lease, mortgage, or in any manner dispose of or encumber plants, works, refineries, stations, systems, tank cars, boats, vessels, appliances, apparatus, devises, machinery, structures, equipment, and facilities of all kinds for manufacturing, treating, processing, preparing, concentrating, distilling, and in any manner dealing in and with gases, petroleum and other oils, mineral and volatile substances, asphalt, bitumen and bituminous substances and other similar products of every kind and character for any and all purposes whatsoever; and, in general, to carry on any business in connection therewith and incident thereto.

(b) To engage in any other lawful activity, including, but not limited to, constructing, manufacturing, raising, or otherwise producing and repairing, servicing, storing, or otherwise caring for any type of structure, commodity or livestock whatsoever; processing, selling, brokering, manufacturing, or distributing any type of product or produce, whether real or personal; extracting and processing natural resources; transporting freight or passengers by land, sea or air; colletting and disseminating information or advertisement through any medium whatsoever; performing personal services of any nature; and entering into or serving in any type of management, investigative, advisory, promotional, protective, insurance, guarantyship, suretyship, fiduciary, or representative capacity or relationship for any persons or corporations whatsoever.

IV.

The aggregate number of shares which the corporation shall have authority to issue is One Million (1,000,000) of the par value of One Dollar ($1.00) each, all of which shall be common stock shares and each common stock share shall be entitled to one vote each at any meeting of the shareholders, or on matters provided by law.

V.

The minimum amount of consideration to be received for its shares and with which the corporation shall commence business is One Thousand Dollars ($1,000,00).

VI.

The shareholders of the corporation shall have no pre-emptive right to subscribe for, purchase or receive any part of any shares of any new or additional issue of stock of any class, whether now or hereafter authorized, or any part of any treasury shares of any class of its stock that might be acquired by the corporation, and all such shares of stock may be issued, sold or disposed of by the Board of Directors to such person or persons and on such terms and for such consideration as the Board of Directors shall determine.

VII.

The address of the initial registered office of the corporation is 400 Cox Road, in the City of Gastonia, Gaston County, North Carolina, and the name of the initial registered agent at such address is Charles E. Zeigler.

VIII.

The number of the directors of the corporation may be fixed by the by-laws, but shall not be less than three (3). The number of directors constituting the initial Board of Directors shall be four (4), and the names and addresses of the persons who are to serve as Directors until the first meeting of the shareholders, or until their successors are elected and qualified, are:

NAMES	ADDRESSES
Charles E. Zeigler	400 Cox Road Gastonia, North Carolina
J. Mack Holland, Jr.	313 South Street Gastonia, North Carolina
W. Hughes Boland	318 Hillsboro Street Raleigh, North Carolina
W. Clyde Rodgers	400 Cox Road Gastonia, North Carolina

IX.

The name and address of the incorporator is J. Mack Holland, Jr., 313 South Street, Gastonia, North Carolina 28052.

IN WITNESS WHEREOF, I have hereunto set my hand, this the 9th. day of August, 1974.

J. Mack Holland, Jr.

NORTH CAROLINA,

GASTON COUNTY.

THIS IS TO CERTIFY that on the 9th. day of August, 1974, before me, a Notary Public, personally appeared J. Mack Holland, Jr., who, I am satisfied, is the person named in and who executed the foregoing Articles of Incorporation, and I, having first made known to him the contents thereof, he did acknowledge that he signed and delivered the same as his voluntary act and deed for the uses and purposes therein expressed.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my notarial seal, this the 9th. day of August, 1974.

Alice Buchanan
Notary Public
My Commission Expires: 4/26/76

ARTICLES OF AMENDMENT

OF

TAR HEEL ENERGY CORPORATION

Pursuant to Section 55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby executes and submits these Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the corporation is Tar Heel Energy Corporation.

2. The text of the amendment is as follows:

A new Article X of the Articles of Incorporation of the Corporation is hereby added to read in its entirety as follows:

ARTICLE X

A Director of the corporation shall not be personally liable for monetary damages for breach of any duty as a Director except and only to the extent applicable law restricts the effectiveness of this provision. Any repeal or modification of this article shall be prospective only and shall not diminish the rights or expand the personal liability of a Director of the corporation with respect to any act or omission occurring prior to the time of such repeal or modification.

3. This amendment does not result in the exchange, reclassification or cancellation of issued shares.

4. The amendment was duly adopted by shareholder action, as follows:

(a) The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the amendment, and number of votes of each voting group indisputably represented at the meeting were as follows:

Designation of Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented
Common	2,000	2,000	2,000

(b) The total number of votes cast for and against the amendment by each voting group entitled to vote on the amendment was as follows:

Designation of Class or Series	Number of Votes Cast For	Against
Common	2,000	0

5. The date of the adoption of the amendment was January 14, 1991.

6. These articles will be effective upon filing.

IN WITNESS WHEREOF, these Articles of Amendment have been executed by the undersigned corporation by its duly authorized officer this 14th day of January, 1991.

TAR HEEL ENERGY CORPORATION

By: Charles E. Zeigler, Jr.
Charles E. Zeigler, Jr., President

C-0145085

FILED
9:00 AM
JAN 27 1995
EFFECTIVE
RUFUS L. EDMISTEN
SECRETARY OF STATE
NORTH CAROLINA

95 011 5110

ARTICLES OF AMENDMENT

OF

TAR HEEL ENERGY CORPORATION

The undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the corporation is Tar Heel Energy Corporation.

2. The Articles of Incorporation of the corporation are hereby amended as follows:

   Article 1 is amended to read as follows:

   1. The name of the corporation is Clean Energy Enterprises, Inc.

3. Director and Shareholder approval of the foregoing Amendment was obtained on the 30th day of December, 1994 as required by the North Carolina Business Corporation Act.

TAR HEEL ENERGY CORPORATION

By Charles E. Zeigler
Charles E. Zeigler, Jr., President